October 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Jeffrey Foor

Document Control – EDGAR

RE:	Columbia Funds Series Trust II

Columbia Select Large-Cap Value Fund

Columbia Select Smaller-Cap Value Fund

Post-Effective Amendment No. 98

File Nos. 333-131683/811-21852

Dear Mr. Foor:

Registrant is filing Post-Effective Amendment No. 98 on Form N-1A pursuant to Rule 485(b) to submit an Interactive Data File on behalf of the above-referenced series in accordance with General Instruction C.3.(g) of Form N-1A. The Interactive Data File reflects information provided in response to Items 2, 3 and 4 in Post-Effective Amendment No. 94, which was filed electronically on September 27, 2013.

If you have any questions regarding this filing, please contact either Joseph L. D’Alessandro at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen Vice President and Chief Counsel Ameriprise Financial, Inc.